Exhibit (a)(39)

Subject Line: UPDATE: Termination of Stock Option Exchange Program

Dear i2ers:

Due to the planned re-audit of our financial statements for the years ended December 31, 2000 and 2001, we have decided to terminate the stock option exchange program and not accept any option grants for exchange. Financial statements that have been incorporated by reference in the Tender Offer document for the stock option exchange program are going to be re-audited and, as such, cannot be relied upon. For those of you who have elected to participate in the stock option exchange program, your election will be cancelled. The terms and conditions of your option grants prior to your election to participate in the program will remain unchanged, including your vesting terms and the number of shares. The board of directors and executive management may reconsider in the future whether and under what terms to commence another stock option exchange program.

The Web-based tool where you can access copies of the amendment terminating the Offer to Exchange as well as the other documents related to the offer is located at the following address: https://cwwapp.i2.com/app/dept/stock/optexch/Login.cfm.

If you have any questions regarding the termination of the stock option exchange program, please send a request via e-mail to optionexchange@i2.com.

Thanks,
Robert Donohoo, General Counsel